                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                        VoiceStream Wireless Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    928615103
                     --------------------------------------
                                 (CUSIP Number)


                                Kaj-Erik Relander
                               Sonera Corporation
                                Teollisuuskatu 15
                             P.O. Box 106, FIN-00051
                                Helsinki, Finland
                                   +358-204-01



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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                   May 9, 2001
                     --------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  928615103                                                 Page 2 of 9
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
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sonera Corporation
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)  [   ]
                                                                                (b)  [ X ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                     [  ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Finland
------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         15,675,773
    SHARES        ------------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH          ------------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           15,675,773
    WITH          ------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         15,675,773
------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                                     [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------



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CUSIP NO.  928615103                                                 Page 3 of 9
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
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sonera Holding, B.V.
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)  [   ]
                                                                                (b)  [ X ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                        [  ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         5,471,930
    SHARES        ------------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH          ------------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           5,471,930
    WITH          ------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         5,471,930
------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                                     [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.1%
------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------



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CUSIP NO.  928615103                                                 Page 4 of 9
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---------------------------
         The Filing Persons hereby amend the Schedule 13D originally filed on March 2, 2000 and amended on May 25, 2000, August 10, 2000 and September 21, 2000, as set forth in this Amendment No. 4, which relates to the common stock of VoiceStream Wireless Corporation, a Delaware corporation. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D as originally filed.

         ITEM 2.           IDENTITY AND BACKGROUND.

          (a) This Schedule 13D is being filed by Sonera Corporation, a Finnish limited liability company ("Sonera") and its wholly owned subsidiary Sonera Holding B.V. ("Sonera B.V."). The members of the board of directors of Sonera, and their principal occupation or employment, are:

         Tapio Hintikka.............................   Chairman
         Jussi Lansio...............................   Vice Chairman
         Jorma Laakkonen............................   Director
         Eva Liljeblom..............................   Director
         Roger Talermo..............................   Director
         Esa Tihila.................................   Director
         Tom von Weymarn............................   Director
         Tapio Vaahtokivi...........................   Director, employee representative
         Kari Vilkman...............................   Director, employee deputy representative


         TAPIO HINTIKKA, M.Sc. (Eng.) has been the chairman of the board of directors since March 2001. Mr. Hintikka has been the President and CEO of Hackman Group since 1997. In addition, Mr. Hintikka is a member of the board of directors of Onninen, the Federation of Finnish Metal and Engineering Industries and Design Forum Finland, among others. He was a member of the supervisory board of Sonera prior to its abolishment in March 2001.

         JUSSI LANSIO has been a member of the board of directors of Sonera since March 2000 and was elected as the vice chairman of the board March 2001. Mr. Lansio is the Managing Director of Oyj Hartwall Abp. In addition, Mr. Lansio is a member of the board of directors of Metsa Tissue Corporation.

         JORMA LAAKKONEN, LL.M. has been a member of the board of directors since March 2001. Mr. Laakkonen has retired from MeritaNordbanken where he worked as a Senior Advisor.

         EVA LILJEBLOM, Ph.D. (Econ.) has been a member of the board of directors since March 2001, Ms. Liljeblom has served as a Professor in Finance at the Swedish School of Economics and Business Administration in Helsinki since 1993.

         ROGER TALERMO, B.Sc. (Econ.) has been a member of the board of directors since March 2001. Mr. Talermo has been the President and CEO of Amer Group Plc since 1996. In addition, Mr. Talermo is a member of the board of directors of Suunto Oy, Atomic Austria GmbH and Amer Tobacco Ltd, among others.

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CUSIP NO.  928615103                                                 Page 5 of 9
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         ESA TIHILA, MBA, has been a member of the board of directors since
March 2001. Mr. Tihila has been the Group Executive Director of ICL EMEA since April 2001. In addition, Mr. Tihila is a member of the board of directors of Nice Business Solutions Finland Oy and ICL Invia Oyj.

         TOM VON WEYMARN, M. Sc. (Eng.), has been a member of the board of directors since March 2001. Mr. von Weymarn has been the CEO of Oy Rettig Ab since 1998.

         TAPIO VAAHTOKIVI has been an employee representative on the board of directors since 1998, prior to the demerger, he was an employee representative on the board of directors of Telecom Finland. Mr. Vaahtokivi is the chairman of Telecommunications Union, a labor union for telecommunications employees. Mr. Vaahtokivi holds a Bachelor of Science degree in Engineering.

         KARI VILKMAN has been an employee representative on the board of directors since 1998, prior to the demerger, he was an employee representative on the board of directors of Telecom Finland. On April 5, 2001, Mr. Vilkman was nominated as the personal deputy representative of Mr. Vaahtokivi. Mr. Vilkman holds a Technician's degree in Telecommunciations.

         Corporate Management Group:

         Kaj-Erik Relander..........................   President and chief executive officer
         Aimo Eloholma..............................   Executive vice president
         Juha Varelius..............................   Executive vice president
         Kim Ignatius...............................   Executive vice president
         Harri Hollmen..............................   Executive vice president
         Jari Jaakkola..............................   Executive vice president
         Jaako Nevanlinna...........................   Senior Vice President
         Aimo Olkkonen..............................   Senior Vice President
         Niklas Sonkin..............................   Senior Vice President
         Anni Vepsalainen...........................   Senior Vice President



         KAJ-ERIK RELANDER is the president and chief executive officer of Sonera and previously served as Sonera's deputy chief executive officer. Prior to joining Sonera in 1994, Mr. Relander worked for SITRA, a Finnish private equity fund.

         AIMO ELOHOLMA is the executive vice president of Sonera responsible for telecom operations. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation, including data communications, business development and sales and marketing.

         JUHA VARELIUS is the executive vice president of Sonera responsible for Sonera Services and Mobile Operations in the Mobile & Media business area. Mr. Varelius joined Sonera in 1993. Prior to joining Sonera, Mr. Varelius worked for KPMG Wideri Oy.

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CUSIP NO.  928615103                                                 Page 6 of 9
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         KIM IGNATIUS is the executive vice president and chief financial officer of Sonera. Prior to joining Sonera on April 1, 2000, Mr. Ignatius worked for Tamro Group, a Nordic company distributing pharmaceuticals, and marketing and distributing medical and laboratory equipment and supplies.

         HARRI HOLLMEN is the executive vice president of Sonera responsible for Sonera international mobile operations and Sonera plaza, an online service provider. Prior to joining Sonera on April 10, 2000, Mr. Hollmen worked for Leonia Group, a Finnish bank.

         JARI JAAKKOLA is the execuitve vice president of Sonera responsible for Corporate Communications & IR. Prior to joining Sonera on August 1997, Mr. Jaakkola worked for Metsa-Serla Corporation, Kauppamainos Bozell Advertising Agency and Rauma-Repola Corporation.

         JAAKO NEVANLINNA is the senior vice president of Sonera and the Managing Director of Sonera Carrier Networks Ltd.

         AIMO OLKKONEN is the senior vice president of Sonera, responsible for international mobile communications business.

         NIKLAS SONKIN is the senior vice president of Sonera, responsible for strategy and corporate development function.

         ANNI VEPSALAINEN is the senior vice president of Sonera responsible for domestic mobile communications business.

         (b), (c) and (f) The address of Sonera and its directors and executive officers is Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland. Sonera is a limited liability company organized under the laws of the Republic of Finland. Each director and executive officer of Sonera is a citizen of the Republic of Finland. Sonera's principal business is telecommunications.

         The address of Sonera B.V. and its directors and executive officers is Rivium Quadrant 58, [2909 LC] Cabelle aan den IJssel, the Netherlands. Sonera B.V. is a limited liability company organized under the laws of the Netherlands. The managing directors of Sonera B.V. are Jacques Andre Martin Bruins Slott (a citizen of the Netherlands), Maire Laitinen (a citizen of the Republic of Finland), Aimo Olkkonen (a citizen of the Republic of Finland) and Reetta-Leena Rossi-Luck (a citizen of the Republic of Finland). Sonera B.V.'s principal business is telecommunications.

          (d) and (e) During the past five years, none of Sonera, Sonera B.V. or their directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO.  928615103                                                 Page 7 of 9
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         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D as originally filed and amended is hereby further amended by adding thereto the following:

         (a) Sonera is the beneficial owner of 15,675,773 shares of Common Stock, representing 6.1% of the issued and outstanding shares of Common Stock of which 5,471,930 shares of Common Stock are beneficially owned by Sonera B.V.

         (b) Sonera has the sole power (i) to vote or to direct the voting of and (ii) to dispose and direct the disposition of 15,675,773 shares of Common Stock beneficially owned by it directly and indirectly. Sonera B.V. has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 5,471,930 shares of Common Stock beneficially owned by it.

         (c) On May 9, 2001, Sonera B.V. sold 3,300,000 shares of Common Stock of the Company for aggregate cash proceeds of $315.8 million. The sale was effected by means of a private sale.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  1.*      Stock Subscription Agreement, dated as of
                           September 17, 1999, by and among  VoiceStream
                           Wireless Holding Corporation and Sonera LTD.

                  2.* Voting Agreement, dated as of February 25, 2000, by and among VoiceStream Wireless Holding Corporation,
                           John W. Stanton, Theresa E. Gillespie, PN Cellular,
                           Inc., The Stanton Family Trust, Stanton
                           Communications Corporation, GS Capital Partners,
                           L.P., The Goldman Sachs Group, Inc., Bridge Street
                           Fund 1992, L.P., Stone Street Fund 1992, L.P.,
                           Stone Street Performance Corp., Hutchison
                           Telecommunications Holdings (USA) Limited, Hutchison
                           Telecommunications PCS (USA) Limited, Allen & Company
                           Incorporation, Allen & Co., Inc., Madison Dearborn
                           Capital Partners, L.P., Avance Capital, Douglas G.
                           Smith, Douglas G. Smith GRAT, Richard L. Fields,
                           James N. Perry, Jr., James J. Ross, as Trustee for
                           Elizabeth G. Ross U/T/A, Dated March 4, 1994,
                           James J. Ross, as Trustee for David G. Ross U/T/A,
                           Dated June 18, 1997, Sonera Corporation and Sonera
                           Holding B.V.

                  3.* The Investor Agreement, dated September 17, 1999, among Sonera LTD., VoiceStream Wireless Corporation and VoiceStream Wireless Holding Corporation.

                  4.*      The Registration Rights Agreement, dated February 25,
                           2000, between VoiceStream Wireless Holding
                           Corporation, Sonera Corporation and Sonera
                           Holding B.V.


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CUSIP NO.  928615103                                                 Page 8 of 9
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
                  5.*      First Amended and Restated Voting Agreement dated
                           July 23, 2000 (Incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K of
                           VoiceStream Wireless Corporation filed on July 28,
                           2000).

                  6.*      Stockholders Agreement between DT and the Filing
                           Persons.

                  7.*      Agreement and Plan of Reorganization dated August 26,
                           2000 (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of VoiceStream
                           Wireless Corporation filed on August 31, 2000).

                  8.* Stockholders Agreement among Powertel, VoiceStream and the Filing Persons.

                  9.       Press Release dated May 9, 2001.


------------------------------
*    Previously filed.

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CUSIP NO.  928615103                                                 Page 9 of 9
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 22, 2001                       SONERA CORPORATION


                                          By:     /s/ Olli Tuohimaa
                                               ---------------------------------




                                          SONERA HOLDING B.V.


                                          By:     /s/ Olli Tuohimaa
                                               ---------------------------------